

February 17, 2022

Dominic Wells
Chief Executive Officer
Onfolio Holdings, Inc.
Executive Centre Taipei, Level 4
Neihu New Century Building No, No. 55, Zhouzi St
Neihu District, Taipei City, 114, Taiwan

> **Re: Onfolio Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 21, 2022**
> **CIK No. 0001825452**

Dear Mr. Wells:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1.   Your disclosure that your principal executive offices are located in Taiwan is inconsistent with your disclosure on pages 16 and 70 which states that your principal executive offices are located in Wilmington, DE. Please revise and address this inconsistency or advise.

2.   Please disclose the warrants that will be issued as additional compensation to the underwriter.

Risk Factors, page 21

3.   To the extent that your principal executive offices are located in Taiwan or a material portion of your operations are conducted in Taiwan, please include risk factors that address the risks associated with operating a business in Taiwan. For example, please address how the political, economic, and military conditions in Taiwan and the surrounding region may directly affect your business and operations, discuss how you may be exposed to liability under U.S. Foreign Corrupt Practices Act, discuss how having international operations expose your business to currency exchange and repatriation risks, and how it may be difficult to enforce a U.S. judgment against you, your officers, and your directors.

Our Company's series A preferred stock..., page 39

4.   Please quantify your dividend obligations to the holders of the Series A preferred stock and disclose the percentage of your cash flow that must be dedicated to your dividend obligations.

Our ability to have our common stock and warrants..., page 40

5.   Your disclosure that your common stock could potentially trade on the OTCQX or the OTCQB if you are unable to meet the initial listing requirements for the Nasdaq Capital Market is inconsistent with your disclosure on page 83 that you will not consummate this offering if your listing application is not approved. Please advise or revise.

Provisions in our certificate of incorporation..., page 47

6.   We note your disclosure that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. We also note that your disclosure that "these provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, Securities Act or any other claim for which the federal courts have exclusive or concurrent jurisdiction." Please revise and address this inconsistency or advise.

Use of Proceeds, page 51

7.   We note on page 22 that you plan to use proceeds from the offering to fund your acquisition activities and that you intend to make investment in additional websites and future acquisitions. We also note on page 30 that you will continue to acquire or invest in websites, applications and services or technologies. Please expand the disclosure on pages 22, 29, 30, 31, 51 and 62 to clarify whether or not you have any agreements for acquisitions as of the date of the filing.

Description of Securities
Series A Preferred Stock, page 80

8.   Please disclose the voting rights of the Series A preferred stock.

Underwriting
Lock-Up Agreements, page 92

9.   Please disclose the exceptions to the lock-up agreements with your officers, directors and principal stockholders.

Financial Statements, page F-1

10.   We note that on July 20, 2020, the company issued 2 million shares of common stock to Mr. Wells, the Company's CEO and sole owner of Onfolio LLC, in exchange for 100% interest in Onfolio LLC accounted for as a combination of entities under common control at carryover basis under ASC 805. Onfolio LLC appears to be a predecessor, defined by Regulation C, Rule 405 as when a registrant succeeds to substantially all of the business of another entity and the registrant's own operations before the succession appear insignificant relative to the operations assumed or acquired. Please provide audited predecessor financial statements for Onfolio LLC through the date of acquisition or supplementally provide us with an analysis that supports your conclusion that Onfolio LLC is not a predecessor to Onfolio Holdings, Inc.

Note 1 - Nature of Business and Organization, page F-7

11.   We note on page F-10 that Onfolio Management LLC is the managing member of Onfolio JV I, LLC joint venture. Please expand the disclosure to clarify the relationship between Onfolio Holdings Inc. and Onfolio Management LLC and if Onfolio Management LLC is a wholly-owned subsidiary, please disclose the relationship and basis for consolidation. Please also expand the disclosure on page F-20 accordingly.

12.   Refer to Note 1 on page F-7. We note that you acquired 100% of Onfolio LLC on July 22, 2020 for 2 million shares of common stock and you accounted for the transaction as a combination of entities under common control pursuant to ASC 805. Please expand the disclosure on pages F-7 and F-20 to clarify that the basis of presentation of your financial statements of Onfolio Holdings Inc. includes Onfolio LLC.

13.   We note on page 78 that the Company received its investments in Onfolio JV I LLC, Onfolio JV II LLC and Onfolio JV III LLC from the CEO. Please expand the disclosure to explain how the value of the investments in these joint ventures was determined, i.e. that it was the carryover basis, if these investments were included in the transaction with Onfolio LLC as a combination of entities under common control.

Note 2 - Summary of Significant Accounting Policies, page F-7

14.   We note on page 25 that you dropship products from vendors globally (mostly in China) on the Prettyneatcreative.com website. Please disclose your revenue recognition policies for products which are dropshipped from the manufacturer. Similarly revise the disclosure on page F-21.

15.   Refer to your accounting policy for variable interest entities on pages F-7 and F-21. Please expand the disclosure to explain the basis for your conclusion that the company is not the primary beneficiary of any VIEs. Please also expand MD&A on page 59 accordingly.

16.   Please revise to include all disclosures required pursuant to ASC 718-10-50-2 for stock based compensation due to the materiality of stock based compensation expense.

Note 5 - Intangible Assets, page F-11

17.   We note that you acquired multiple domains and related assets from Onfolio LLC and that these assets were acquired by the CEO for a total of $260,937. Please clarify on pages F-11 and F-24 to that this value was, in fact, the carrying book value of the assets acquired on the date of acquisition or tell us the basis for your belief that the value paid by the CEO was the appropriate value to record in the transaction of the entities under common control.

Exhibits

18.   We note that the forum selection provision in Section 7.06 of your bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please clarify that this provision does not apply to actions arising under the Securities Act or Exchange Act.

General

19.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Dominic Wells
Onfolio Holdings, Inc.
February 17, 2022
Page 5

       You may contact Claire DeLabar, Senior Staff Accountant, at 202-551-3349 or Robert Littlepage, Accounting Branch Chief, at 202-551-3447 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Technology

cc: David M. Bovi